UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

personal

Telecom Argentina Press Release 1Q26

05-11-2026

Contacts: Luis Fernando Rial Ubago - lfrialubago@personal.com.ar Tomás Pellicori - tlpellicori@personal.com.ar	Market Cap (NYSE: TEO): US$ 5,091.3 million[1]

Telecom Argentina S.A.

announces consolidated results for the first quarter of

fiscal year 2026 (“1Q26”)[2]

Note: 1Q26 figures include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments regarding 1Q26 results and changes in 1Q25 results mentioned in this press release correspond to “restated for inflation” or “constant” figures. Moreover, Table 3 shows information broken down by segment for the periods ended March 31, 2026 and 2025, as analyzed by the Executive Committee and the CEO, who periodically receive the economic-financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the headings of the financial tables beginning on page 12.

•	For analysis purposes, it is important to highlight that the comparative results (March 2025) reflect the year-over-year effect of inflation through March 2026, which reached 32.6%. Additionally, the consolidated results for 1Q26 include the full contribution of TMA, whereas in the comparative period, 1Q25, TMA’s contribution to the consolidated figures accounted for only one month.

•	During 1Q26, consolidated revenues reached P$2,357,686 million. Service revenues totaled P$2,275,239 million in 1Q26, with the following performance:

o	Telecom (excluding TMA)³: +1.6% vs. 1Q25.
o	TMA: -1.3% vs. 1Q25. Telecom does not determine TMA’s commercial or pricing policy.
o	Consolidated: +33.6% vs. 1Q25, including 3 months of TMA revenues versus only one month in the comparative 1Q25 period.

•	During 1Q26, the evolution of the customer base in Argentina was as follows:

o	Telecom (excluding TMA): Total mobile accesses declined by 8.9%, reaching 19.4 million. This decrease is largely explained by disconnections of prepaid lines most of them with no recorded traffic, with no impact on mobile service revenues. Meanwhile, the fixed segment recorded increases in the number of accesses: pay TV accesses totaled 3.3 million in the same period (+148 thousand or +4.7% vs. 1Q25), while the fixed broadband segment recorded a 3.3% increase, totaling 4.2 million accesses (+135 thousand vs. 1Q25).
o	TMA: Total mobile accesses (including M2M) amounted to 19.2 million (+340 thousand or +1.8% vs. 1Q25). Meanwhile, the fixed broadband segment totaled 1.6 million accesses (+75 thousand or +4.8% vs. 1Q25). Lastly, pay TV subscribers totaled 0.4 million in the same period (-7 thousand or -1.8% vs. 1Q25).

•	During 1Q26, a consolidated Operating Income before Depreciation, Amortization and Impairment of Fixed Assets (“Operating Income before D, A & D”) margin of 34.8% was achieved (+1.6 p.p. vs. 1Q25). Telecom’s margin (excluding TMA) recorded a significant improvement, exceeding 38% in 1Q26. Operating Income before D, A & D totaled P$819,491 million (+36.7% vs. 1Q25, a period that includes only one month of TMA).

•	During 1Q26, consolidated net income amounted to P$642,984 million (vs. net income of P$123,593 million in 1Q25). Net income for the period is mainly explained by higher foreign exchange gains recorded in financial results, measured in real terms, as a result of the real appreciation of the peso during the quarter.

•	Consolidated CAPEX (excluding right-of-use assets) totaled P$433,768 million (+85.1% vs. 1Q25) and represented 18.4% of consolidated revenues (increasing vs. 1Q25, when it reached 13.0% of revenues).

•	Consolidated Net Financial Debt totaled P$4,296,790 million as of March 31, 2026, decreasing in real terms (-15.6% in constant currency vs. December 31, 2025).

(1)	Market capitalization as of May 8, 2026.
(2)	Unaudited non-financial information
(3)	This refers to the exclusion of the consolidated results from the segment “ICT Services Provided in Argentina – TMA Networks,” as presented in Table 3. The same criteria will apply going forward to any results labeled as “Telecom (excluding TMA).”

*(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of March 31, 2026	IAS 29 As of March 31, 2025	Δ $	Δ %
Consolidated Revenues	2,357,686	1,806,103	551,583	30.5%
Consolidated Operating Income before D, A & I	819,491	599,312	220,179	36.7%
Consolidated Operating Income	295,758	148,384	147,374	99.3%
Consolidated Net Income before income tax expense	963,641	282,382	681,259	-
Consolidated Net Income attributable to Controlling Company	636,682	118,100	518,582	-
Consolidated Shareholders' equity attributable to Controlling Company	8,094,054	7,982,090	111,964	1.4%
Consolidated Net Financial Debt	(4,296,790)	(4,756,450)	459,660	-9.7%
Consolidated Investments in PP&E, intangible assets & rights of use assets **	513,992	292,277	221,715	75.9%
Telecom				
Fixed lines in service (in thousand lines) ***	2,790	2,687	103	3.8%
Mobile customers (in thousand)	22,100	23,985	(1,885)	-7.9%
Personal (Argentina)	19,443	21,347	(1,904)	-8.9%
Núcleo (Paraguay) -including Wimax customers-	2,657	2,637	19	0.7%
Broadband accesses in Argentina (in thousand)	4,188	4,053	135	3.3%
Pay TV Subscribers (Includes Argentina, Uruguay and Paraguay - in thousand)	3,499	3,370	130	3.9%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)	10,766.4	9,066.5	1,699.9	18.7%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	28,389.6	29,887.6	(1,498.0)	-5.0%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)	20,077.8	20,015.8	62.0	0.3%
Telefónica Móviles Argentina (TMA)				
Fixed lines in service (in thousand lines) ***	2,081	2,130	(49)	-2.3%
Mobile customers (in thousand)	19,229	18,889	340	1.8%
Prepaid + Postpaid (excluding M2M)	16,324	16,237	87	0.5%
Machine-to-machine (M2M)	2,905	2,652	253	9.5%
Broadband accesses (in thousand)	1,637	1,562	75	4.8%
Pay TV Subscribers (in thousand)	410	417	(7)	-1.8%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)	9,122.8	9,187.6	(64.8)	-0.7%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	25,793.5	27,769.0	(1,975.5)	-7.1%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)	22,689.3	25,688.1	(2,998.8)	-11.7%

* Figures may not add up due to rounding.

** In constant currency – includes additions from rights of use as of March 31, 2026 for P$80.224 million and as of March 31, 2025 for P$57.933 million.

*** Telecom figures include IP telephony lines, which totaled approximately 2.36 million and 1.94 million as of March 31, 2026 and March 31, 2025, respectively. TMA figures include IP telephony lines, which totaled approximately 1.58 million and 1.46 million as of March 31, 2026, and March 31, 2025, respectively.

1- Consolidated Revenues	3- Operating Income before D, A & I (EBITDA)
(in millions P$)	(in millions P$)

2- Service Revenues	4- Net Income (Loss)
(in millions P$)	(in millions P$)

Buenos Aires, May 11, 2026 – Telecom Argentina S.A. (“Telecom Argentina”, “Telecom” or the “Company”) (NYSE: TEO; BYMA: TECO2) announced today a consolidated Net Income of P$642,984 million for the period ended March 31, 2026. The consolidated Net Income attributable to the Controlling Company amounted to P$636,682 million.

Comparative figures for the previous fiscal year have been restated for inflation so that the resulting information is presented in terms of the current measurement unit as of March 31, 2026.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of December 31, 2025, and as of March 31, 2025, and 2026:

	As of March 31, 2025	As of December 31, 2025	As of March 31, 2026
Annual	55.9%	31.5%	32.6%

During 1Q26, consolidated revenues reached P$2,357,686 million, of which P$2,275,239 million corresponded to Service Revenues. Notably, during this period, Service Revenues showed a positive evolution relative to inflation, as detailed below.

	Consolidated	Telecom Consolidated (Excluding TMA)	TMA[1]
1Q26 vs. 1Q25	+33.6%[2]	+1.6%	-1.3%

1-	Telecom does not determine TMA’s commercial or pricing policies.

2-	Includes three months of TMA revenues whereas the comparative period, 1Q25, includes only one month.

*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1Q26 and 1Q25.

Consolidated Operating Revenues

Mobile Services

As of March 31, 2026, Telecom’s total accesses (excluding TMA) in Argentina and Paraguay reached 22.1 million, while TMA’s subscribers amounted to 19.2 million. In 1Q26, consolidated mobile service revenues reached P$1,235,803 million (+P$413,403 million or +50.3% vs. 1Q25), being the main business in terms of service revenues (representing 54% and 48% of service revenues in 1Q26 and 1Q25, respectively). The increase in revenues is mainly the result of the consolidation of TMA’s results in 1Q26, which amounted to P$539,745 million. Excluding the impact of TMA’s consolidation on mobile service revenues, the 9.0% increase for Telecom (excluding TMA) was mainly driven by an 18.7% increase in real terms in the average monthly revenue per customer (“ARPU”).

Mobile Services in Argentina

As of March 31, 2026, Telecom’s mobile accesses (excluding TMA) in Argentina amounted to approximately 19.4 million (-1.9 million or -8.9% vs. 1Q25). The decrease is mainly explained by: (a) in the prepaid base, a change implemented in 2025 in the measurement of the useful life of lines, which was reduced from 360 days to 242 days to consider their definitive disconnection since the last top-up date, resulting in a 12.2% decrease in the prepaid base; and (b) in postpaid customers, higher disconnections associated with changes in commercial strategies, with the postpaid base decreasing by 3.7%. As of March 31, 2026, 59% of customers corresponded to the prepaid modality and 41% were postpaid, whereas as of March 31, 2025, prepaid customers represented 61% and postpaid customers 39%.

As of March 31, 2026, TMA’s mobile accesses amounted to approximately 19.2 million (+340 thousand or +1.8% vs. 1Q25) – including machine-to-machine ("M2M") accesses. The postpaid base increased by 2.9% vs. 1Q25, while the prepaid base grew by 0.8%. As of March 31, 2026, postpaid accesses represent 49% of total mobile accesses. TMA’s average monthly churn stood at 1.6% in 1Q26 (vs. an average of 2.0% in 1Q25).

ARPU for Telecom (excluding TMA) amounted to P$10,766.4 in 1Q26 (+18.7% in real terms vs. 1Q25). The effect generated by the restatement to the current unit of measure as of March 31, 2026, included in ARPU amounts to P$351.6 and P$2,445.7 in 1Q26 and 1Q25, respectively. Average monthly churn stood at 2.4% in 1Q26 (vs. an average of 2.0% in 1Q25).

ARPU for TMA amounted to P$9,122.8 in 1Q26 (-0.7% in real terms vs. 1Q25). The effect generated by the restatement to the current unit of measure as of March 31, 2026, included in ARPU amounts to P$281.0 and P$2,481.6 in 1Q26 and 1Q25, respectively.

Mobile Services in Paraguay (“Núcleo”)

As of March 31, 2026, Núcleo’s subscriber base totaled 2.7 million, representing a 3% increase compared to 1Q25. Of total accesses, 69% correspond to prepaid and 31% to postpaid, while as of March 31, 2025, prepaid accesses represented 73% and postpaid 27%. Average monthly churn stood at 2.5% in 1Q26 versus 2.1% in 1Q25.

During 1Q26, mobile service revenues in Paraguay reached P$55,716 million, increasing in real terms (+P$10,420 million vs. 1Q25). The increase in mobile service revenues in Paraguay was driven by the real appreciation of the Guaraní against the Argentine peso of 36.6% over the last twelve months compared to cumulative inflation for the period of 32.6% in 1Q26 vs. 1Q25, whereas in 1Q25 the real appreciation of the Guaraní against the Argentine peso was 14.1% over the last twelve months compared to cumulative inflation for the period of 55.9%, as well as by a 0.7% increase in the customer base due to commercial efforts to capture new customers.

Internet Services

Consolidated Internet service revenues reached P$508,925 million in 1Q26, growing in real terms (+P$81,527 million or +19.1% vs. 1Q25). Telecom’s subscriber base (excluding TMA) increased, reaching 4.2 million accesses (+135 thousand or +3.3% vs. 1Q25) during 1Q26. Telecom’s average monthly Internet services churn stood at 1.3% and 1.2% as of March 31, 2026, and 2025, respectively.

The increase in revenues is mainly the result of the consolidation of TMA’s results in 1Q26, which amounted to P$126,646 million. Excluding the impact of TMA’s consolidation, Telecom’s revenues (excluding TMA) decreased slightly, recording -0.4% vs. 1Q25.

TMA’s subscriber base reached 1.6 million accesses (+75 thousand or +4.8% vs. 1Q25) during 1Q26. The average monthly Internet services churn stood at 2.1% as of March 31, 2026, and 2025, respectively.

In 1Q26, Telecom’s broadband ARPU (excluding TMA) (restated in constant currency as of March 31, 2026) reached P$28,389.6 (-5.0% in real terms vs. 1Q25). The effect generated by the restatement to the current unit of measure as of March 31, 2026, included in ARPU amounts to P$656.6 and P$8,071.3 for 1Q26 and 1Q25, respectively.

Additionally, in 1Q26, TMA’s broadband ARPU (restated in constant currency as of March 31, 2026) reached P$25,793.5 (-7.1% in real terms vs. 1Q25). The effect generated by the restatement to the current unit of measure as of March 31, 2026, included in ARPU amounts to P$791.4 and P$7,500.4 for 1Q26 and 1Q25, respectively.

As of March 31, 2026, accesses with a service of 100 Mb or higher represented 98% of the total subscriber base (vs. 90% as of March 31, 2025).

Cable TV Services

Consolidated cable TV service revenues reached P$249,042 million in 1Q26 (+P$20,065 million or +8.8% vs. 1Q25). The number of TV accesses for Telecom (excluding TMA), including Uruguay and Paraguay, reached 3.5 million (+130 thousand or +3.9% vs. 1Q25). TV accesses for TMA totaled 0.4 million (-7 thousand or -1.8% vs. 1Q25).

The positive variation in revenues in Argentina is mainly due to the consolidation of TMA’s results in 1Q26, which amounted to P$27,038 million. Excluding the impact of TMA’s consolidation, the 1.9% increase for Telecom (excluding TMA) was mainly driven by a 0.3% increase in ARPU and a 4.7% increase in the customer base vs. 1Q25.

The subscriber base in Argentina for Telecom (excluding TMA) amounted to 3.3 million accesses as of March 31, 2026, representing a 4.7% increase compared to 1Q25. The increase in the customer base, mainly observed during February 2026, was driven by a commercial environment that favored higher levels of demand and service net adds in 1Q26. Of this customer base, 1.9 million are subscribed to Flow Flex.

With the aim of continuing to develop a flexible, intuitive, and innovative service, Personal announced its first exclusive partnership in Argentina with Netflix. This strategic agreement incorporates the over-the-top platform as a new option within Flow+, its flexible entertainment offering with included subscriptions that can be swapped month to month. Maintaining the same fee, customers can choose two subscriptions from Pack Fútbol, HBO, Disney+ Premium, Universal+, and now Netflix Premium, and switch them every 30 days.

Monthly TV ARPU for Telecom (excluding TMA) (restated in constant currency as of March 31, 2026) reached P$20,077.8 during 1Q26 (+0.3% in real terms vs. 1Q25). The effect generated by the restatement to the current unit of measure as of March 31, 2026 included in ARPU amounts to P$214.1 and P$4,856.9 for 1Q26 and 1Q25, respectively.

Additionally, monthly TV ARPU for TMA (restated in constant currency as of March 31, 2026) reached P$22,689.3 during 1Q26 (-11.7% in real terms vs. 1Q25). The effect generated by the restatement to the current unit of measure as of March 31, 2026 included in ARPU amounts to P$688.1 and P$6,938.3 for 1Q26 and 1Q25, respectively.

Average monthly cable TV churn for Telecom (excluding TMA) stood at 1.6% as of March 31, 2026 and 1.5% as of March 31, 2025, while for TMA it stood at 3.8% and 4.2% as of March 31, 2026 and 2025, respectively.

Fixed Telephony and Data Services

Consolidated revenues from fixed telephony and data services reached P$268,833 million in 1Q26 (+P$61,537 million or +29.7% vs. 1Q25).

The variation in Argentina is mainly due to the consolidation of TMA’s results in 1Q26, which amounted to P$127,241 million. Fixed-line voice and data revenues for Telecom (excluding TMA) decreased by 10.3%, mainly because the Company was not able to increase prices at the same pace as inflation, considering cumulative inflation over the last twelve months of 32.6%, partially offset by a 3.8% increase in the fixed-line customer base.

The fixed-line customer base for Telecom (excluding TMA) reached 2.8 million customers in 1Q26, of which 2.4 million correspond to customers with IP lines. TMA’s fixed-line customer base reached 2.1 million customers, of which 1.6 million are customers with IP lines.

During 1Q26, the Pacheco Datacenter, one of the Company’s most important technological hubs, obtained the international “Certified Energy Efficient Datacenter Award” (CEEDA), a recognition that validates efficient energy management and the sustainable operation of data centers under global standards.

Other Service Revenues

Consolidated other service revenues reached P$12,636 million (-P$4,156 million or -24.7% vs. 1Q25). The decrease in other service revenues is mainly explained by the loss of control over Micro Sistemas, which provided Fintech services in Argentina in 1Q25 and, as of 1Q26, is recognized as an investment in a joint venture.

Revenues from equipment sales

Consolidated revenues from equipment sales totaled P$82,447 million (-P$20,793 million or -20.1% vs. 1Q25). The contribution from the consolidation of TMA’s results in 1Q26 amounted to P$32,743 million, while equipment sales for Telecom (excluding TMA) decreased by 39.7% in real terms.

Consolidated Operating Costs

Consolidated Operating Costs, including Depreciation, Amortization and Impairment of Fixed Assets, amounted to P$2,061,928 million in 1Q26 (+P$404,209 million or +24.4% vs. 1Q25).

Excluding Depreciation, Amortization and Impairment of Fixed Assets, consolidated operating costs amounted to P$1,538,195 million and increased by P$331,404 million or 27.5% vs. 1Q25. Operating costs in 1Q26 include P$621,220 million, corresponding to the consolidation of TMA.

The cost breakdown was as follows:

•	Labor costs and severance payments totaled P$509,473 million in 1Q26 (+P$129,094 million or +33.9% vs. 1Q25). The increase is mainly due to the consolidation of TMA’s results in 1Q26, whose contribution amounted to P$181,261 million. Telecom’s headcount (excluding TMA) totaled 18,103 employees as of March 31, 2026.

•	Interconnection and transmission costs, which also include roaming, correspondence services, and line and circuit rentals, amounted to P$68,474 million in 1Q26 (+P$22,963 million or +50.5% vs. 1Q25). The increase is mainly due to the consolidation of TMA’s results in 1Q26, whose contribution amounted to P$76,435 million.

•	Fees for services, maintenance and materials: P$281,837 million in 1Q26 (+P$54,076 million or +23.7% vs. 1Q25). The increase is mainly due to the consolidation of TMA’s results in 1Q26, whose contribution amounted to P$117,838 million. Excluding the impact of TMA’s consolidation, the decrease is mainly explained by the implementation of the efficiency and resource management plan aimed at improving and automating processes, and by a 4% improvement in the average cost of service fees compared to 1Q25.

•	Taxes, fees and regulatory charges totaled P$208,938 million (+P$57,884 million or +38.3% vs. 1Q25). Taxes, fees and regulatory authority charges in 1Q26 include P$84,691 million corresponding to TMA.

•	Commissions and advertising (agents, collection commissions and other commissions) totaled P$107,647 million in 1Q26 (+P$13,114 million or +13.9% vs. 1Q25). The increase is mainly due to the consolidation of TMA’s results in 1Q26, whose contribution amounted to P$41,208 million.

•	Cost of equipment sold totaled P$72,328 million in 1Q26 (-P$3,678 million or -4.8% vs. 1Q25). This variation is mainly due to a decrease in the number of units sold compared to 1Q25. The contribution from TMA’s results in 1Q26 amounted to P$30,078 million.

•	Programming and content costs amounted to P$134,847 million (+P$34,201 million or +34.0% vs. 1Q25). Programming and content costs in 1Q26 include P$41,867 million corresponding to TMA.

•	Other costs totaled P$154,651 million (+P$23,750 million or +18.1% vs. 1Q25), among which doubtful accounts amounted to P$47,247 million (+P$13,233 million or +38.9% vs. 1Q25):

o	Bad debt expenses in 1Q26 include P$18,150 million related to TMA. The charge for bad debt represented 2.0% of total revenues as of March 31, 2026 (vs. 1.9% in 1Q25).

o	Other operating costs, which include charges for lawsuits and other contingencies, energy and other utilities, insurance, leases and internet capacity, among others, amounted to P$107,404 million (+P$10,517 million or +10.9% vs. 1Q25). TMA’s contribution in 1Q26 amounted to P$29,692 million.

•	Depreciation, amortization and impairment of fixed assets totaled P$523,733 million (+P$72,805 million or +16.1% vs. 1Q25). The charge for the period includes P$200,120 million corresponding to the consolidation of TMA, as well as the impact of amortization of additions made after March 31, 2025, partially offset by the effect of assets that completed their useful lives after that same date.

Net Financial Results

Net financial results (including financial debt costs and other net financial results) recorded a gain of P$630,864 million in 1Q26 (vs. a gain of P$133,876 million in 1Q25). Additionally, the effect derived from the consolidation of TMA amounted to P$13,701 million, resulting from the comparison of results for the full 1Q26 against the results of 1Q25 from TMA’s acquisition date onward:

*Related to Notes issued in UVA (Unidades de Valor Adquisitivo)

The variation recorded in net financial results is mainly explained by higher foreign exchange gains, measured in real terms, of P$530,164 million, resulting from inflation of 32.6% compared to an appreciation of the U.S. dollar against the Argentine peso of 28.7% (compared to inflation of 55.9% versus an appreciation of the U.S. dollar against the Argentine peso of 25.2% in 1Q25). It should be noted that, in 1Q26, a depreciation of the U.S. dollar against the Argentine peso of 5% occurred, whereas in 1Q25 there was an appreciation of the U.S. dollar against the Argentine peso of 4.1%.

Likewise, the increase in foreign exchange results was partially due to a higher level of U.S. dollar-denominated indebtedness in 2026, which resulted in greater exposure to fluctuations of the Argentine peso against the U.S. dollar. Additionally, there was a higher positive RECPAM of P$38,435 million and higher gains from changes in the fair value of financial assets of P$20,816 million, resulting from exposure to inflation of 32.6% on the quoted value of financial assets measured at fair value (compared to inflation of 55.9% in 1Q25), partially offset by higher loan interest expense of P$63,512 million and higher losses from financial discounts on assets, liabilities and others of P$21,849 million, and lower gains from the inflation adjustment of loans of P$7,234 million, due to the fact that the UVA adjustment exceeded inflation, generating negative results in real terms.

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the tax legislation currently applicable to Telecom;

ii)	the effect of applying the deferred tax method with respect to temporary differences determined by comparing our asset and liability valuations according to tax and financial accounting criteria, which includes the effect of the income tax inflation adjustment.

Income tax resulted in a loss of P$320,657 million in 1Q26 (compared to a loss of P$158,789 million in 1Q25). Losses related to current income tax amounted to P$335,982 million in 1Q26 (compared to a loss of P$316,821 million in 1Q25), and the income tax charge related to the application of the deferred tax method in 1Q26 was a gain of P$15,325 million (compared to a gain of P$158,032 million in 1Q25).

Additionally, the effect derived from the consolidation of TMA amounted to P$28,304 million, resulting from comparing the results for the full 1Q26 against the results of 1Q25 from the date of TMA’s acquisition.

Consolidated Net Financial Debt

As of March 31, 2026, our net financial debt (cash, cash equivalents – net of client funds – plus financial investments and derivatives* minus loans) was a net liability and totaled P$4,296,790 million, representing a decrease of P$792,365 million compared to Net Financial Debt as of December 31, 2025, adjusted for inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

As of March 31, 2026, consolidated CAPEX (including additions to PP&E and intangible assets) totaled P$433,768 million (+85.1% vs. 1Q25). CAPEX for Telecom (excluding TMA) totaled P$292,725 million (+60.9% vs. 1Q25). Including additions from right-of-use, investments amounted to P$513,992 million, including P$120,577 million related to TMA.

The investments were focused on:

•	Expansion of both fixed and mobile data services to improve transmission and access speed offered to customers, the deployment of 4G coverage and capacity, and continued expansion of 5G to support mobile internet growth and enhance service quality.

•	Deployment and modernization of 4G mobile access sites to improve coverage and increase mobile network capacity. The 4G/LTE rollout reached 98% population coverage. Our mobile network customers with access to our network experienced improved service quality, reaching average speeds of 84 Mbps.

•	During 1Q26, we continued expanding our 5G network with the addition of 126 sites.

•	With regard to the fixed access infrastructure, during the first quarter of 2026 we continued to strengthen our broadband capabilities through the deployment of new fiber optic networks and the modernization of existing infrastructure. FTTH (Fiber to the Home) accesses currently represent 33% of Personal’s broadband base, with nearly 1.4 million accesses, supported by the acceleration of fiber deployment.

Relevant financial events of the period

Secondary Offering of American Depositary Shares (“ADSs”)

On February 10, 2026, Fintech Telecom LLC, in its capacity as selling shareholder, completed a secondary offering of 4,050,549 ADSs, representing 20,252,745 Class B shares of the Company. In connection with the offering, Fintech Telecom LLC granted the underwriters a 30-day option to purchase up to an additional 607,582 ADSs, representing 3,037,910 Class B shares of the Company, which option was exercised in full. In aggregate, the transaction included 23,290,655 Class B shares (representing 1.08% of the total share capital of Telecom Argentina) and consequently reduced Fintech Telecom LLC’s ownership interest in Telecom Argentina in the form of ADSs.

Relevant events after March 31, 2026

Ordinary and Extraordinary General Shareholders’ Meeting

The Ordinary and Extraordinary General Shareholders’ Meeting of Telecom held on April 29, 2026, resolved, among other matters, the following:

The proposal of the Board of Directors, restated as of March 31, 2026, using the National Consumer Price Index (National CPI) published on April 14, 2026, in accordance with CNV Resolution No. 777/2018, was approved with respect to Retained Earnings as of December 31, 2025, which show a negative balance of P$135,642,104,918, consisting of:

1.	To absorb the amount of P$135,642,104,918 from the “Optional reserve to maintain the level of investments in capital goods and the Company’s current solvency level”;

2.	With respect to the amount of P$126,397,129,903 to be reclassified from the account “Optional reserve to maintain the level of investments in capital goods and the Company’s current solvency level” (which will consequently reach an amount of P$1,418,921,263,469) and to be allocated against the “Merger Premium” account, which, following such allocation, will consequently reach a balance of P$3,456,505,446,359; and

3.	Likewise, it was approved to delegate powers to the Board of Directors of the Company to fully or partially release, prior to December 31, 2026, the “Optional reserve to maintain the level of investments in capital goods and the Company’s current solvency level” and to distribute, on one or more occasions, dividends in cash or in kind or in any combination of both options, for an aggregate amount of up to US$300,000,000.

Likewise, the corporate reorganization was approved, pursuant to which Telecom Argentina, as the surviving company, absorbs Teledifusora San Miguel Arcangel S.A. through a merger, with effect as of January 1, 2026.

TMA Regulatory Process – Extension of Deadline

On April 30, the Company was notified of Resolution TDC 14/2026 (DISFC-2026-14-APN-TDC#ANC) issued by the National Competition Defense Tribunal (Tribunal de Defensa de la Competencia), pursuant to which it was resolved to extend by an additional 30 days the original 45-day term established in Section 14 of Law No. 27,442, in the proceedings conducted under file EX-2025-22498026-APN-DR#CNDC, entitled: “TELECOM ARGENTINA S.A. / NOTICE UNDER SECTION 9 OF LAW No. 27,442” (Conc. 2025).

Likewise, Resolution TDC 14/2026 clarifies that the granted extension will become effective once the 45-day term established in Section 14 of Law No. 27,442 expires, the calculation of which began on February 24, 2026, without prejudice to the possibility of granting additional extensions, if necessary, up to completing the maximum term provided for in said section.

*******

Telecom Argentina is a leading telecommunications company in Argentina, offering services combining mobile telephony services, cable television services, internet services and fixed telephony services. We also provide Fintech Services, other telephone related services, such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services. We provide our services in Argentina (mobile, cable television, internet, fixed and data, fintech services, among others), Paraguay (mobile, internet, satellite TV, fintech services, among others), Uruguay (cable television services, internet and cybersecurity services and products), the United States (fixed wholesale services) and Chile (cybersecurity services and products). These consolidate an ecosystem of platforms and new businesses, providing a comprehensive and convergent experience for our customers.

As of March 31, 2026, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

*Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@personal.com.ar	Tomás Pellicori tlpellicori@personal.com.ar	Lucas Gaeta lgaeta@personal.com.ar

For information about Telecom Argentina’s services, visit:

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the “Merger”) and/or the acquisition or Telefónica Móviles Argentina S.A. (or the “Acquisition”); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger and/or the Acquisition; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

Telecom Argentina S.A.

Consolidated Information

First Quarter– Fiscal Year 2026

(in millions Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of March 2026)

	03/31/26	12/31/25	Δ $	Δ %
Cash and cash equivalents	675,480	513,339	162,141	31.6%
Financial Investments*	394,285	353,752	40,533	11.5%
Trade receivables	797,814	874,649	(76,835)	-8.8%
Other Receivables	222,264	174,889	47,375	27.1%
Inventories	67,930	87,039	(19,109)	-22.0%
Assets classified as held for sale	17,277	3,295	13,982	-
Total current assets	**2,175,050**	**2,006,963**	**168,087**	**8.4%**
Financial Investments	121,035	16,089	104,946	-
Trade receivables	909	1,029	(120)	-11.7%
Goodwill	4,860,176	4,863,609	(3,433)	-0.1%
Property, plant and equipment ('PP&E')	7,349,144	7,430,160	(81,016)	-1.1%
Intangible assets	2,859,818	2,923,776	(63,958)	-2.2%
Right-of-use assets	801,837	795,961	5,876	0.7%
Other Receivables	107,261	154,500	(47,239)	-30.6%
Total non-current assets	**16,100,180**	**16,185,124**	**(84,944)**	**-0.5%**
TOTAL ASSETS	**18,275,230**	**18,192,087**	**83,143**	**0.5%**
Trade payables	998,622	1,213,517	(214,895)	-17.7%
Financial debt	1,302,447	1,769,181	(466,734)	-26.4%
Salaries and social security payables	465,900	476,122	(10,222)	-2.1%
Income tax liabilities	375,128	73,043	302,085	-
Taxes payables	244,416	266,039	(21,623)	-8.1%
Dividend Payable	84	95	(11)	-11.6%
Lease liabilities	151,035	163,102	(12,067)	-7.4%
Client Funds	-	22,384	(22,384)	-100.0%
Other liabilities	73,256	70,822	2,434	3.4%
Provisions	132,276	146,415	(14,139)	-9.7%
Total current liabilities	**3,743,164**	**4,200,720**	**(457,556)**	**-10.9%**
Trade payables	21,657	22,232	(575)	-2.6%
Financial debt	4,185,143	4,180,770	4,373	0.1%
Salaries and social security payables	62,255	64,608	(2,353)	-3.6%
Deferred income tax liabilities	1,271,224	1,291,390	(20,166)	-1.6%
Lease liabilities	251,779	261,858	(10,079)	-3.8%
Other liabilities	58,299	57,986	313	0.5%
Provisions	463,111	469,838	(6,727)	-1.4%
Total non-current liabilities	**6,313,468**	**6,348,682**	**(35,214)**	**-0.6%**
TOTAL LIABILITIES	**10,056,632**	**10,549,402**	**(492,770)**	**-4.7%**
Equity attributable to Controlling Company	8,094,054	7,511,960	582,094	7.7%
Non-controlling interest	124,544	130,725	(6,181)	-4.7%
TOTAL EQUITY	**8,218,598**	**7,642,685**	**575,913**	**7.5%**
TOTAL LIABILITIES AND EQUITY	**18,275,230**	**18,192,087**	**83,143**	**0.5%**

* Includes NDF

2- Consolidated Loans

(Monetary items)

	03/31/26	12/31/25	Δ $	Δ %
Bank overdrafts - principal	193,452	373,462	(180,010)	-48.2%
Bank and other financial entities loans - principal	149,103	164,869	(15,766)	-9.6%
Notes - principal	521,535	738,351	(216,816)	-29.4%
Loans for purchase of equipment	10,211	12,630	(2,419)	-19.2%
Remeasurement, interest and related expenses	428,146	479,869	(51,723)	-10.8%
Total Current Loans	**1,302,447**	**1,769,181**	**(466,734)**	**-26.4%**
Notes - principal	2,377,994	2,303,272	74,722	3.2%
Bank and other financial entities loans - principal	472,339	691,478	(219,139)	-31.7%
Loans for purchase of equipment	11,586	13,815	(2,229)	-16.1%
Remeasurement, interest and related expenses	1,323,224	1,172,205	151,019	12.9%
Total Non Current Loans	**4,185,143**	**4,180,770**	**4,373**	**0.1%**
Total Loans	**5,487,590**	**5,949,951**	**(462,361)**	**-7.8%**
Cash and cash equivalents, and Financial Investments	1,190,800	860,796	330,004	38.3%
Net Financial Debt	**(4,296,790)**	**(5,089,155)**	**792,365**	**-15.6%**

Telecom Argentina S.A.

Consolidated Information

First Quarter– Fiscal Year 2026

(in millions Argentine Pesos)

3- Segment Information

(Segment information for periods ended as of March 31 of 2026 and 2025 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

As of March 31, 2026	ICT Services in Argentina Telecom Network			ICT Services in Argentina TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In constant currency	Currency of the transaction date	Inflation restatement	In constant currency	Currency of the transaction date	Inflation restatement	In constant currency		
Revenues	**1,383,552**	**44,058**	**1,427,610**	**841,999**	**28,787**	**870,786**	**113,001**	**3,712**	**116,713**	**(57,423)**	**2,357,686**
Operating costs without depreciation, amortization and impairment of Fixed Assets											
Employee benefit expenses and severance payments	(309,225)	(9,534)	(318,759)	(175,731)	(5,530)	(181,261)	(9,159)	(294)	(9,453)	-	(509,473)
Fees for services, maintenance, materials and supplies	(146,486)	(7,694)	(154,180)	(98,517)	(19,375)	(117,892)	(11,447)	(375)	(11,822)	2,057	(281,837)
Taxes and fees with the Regulatory Authority	(116,875)	(3,669)	(120,544)	(81,965)	(2,726)	(84,691)	(3,586)	(117)	(3,703)	-	(208,938)
Commissions and advertising	(55,849)	(1,611)	(57,460)	(39,849)	(1,359)	(41,208)	(8,731)	(281)	(9,012)	33	(107,647)
Programming and content costs	(81,256)	(2,599)	(83,855)	(40,595)	(1,272)	(41,867)	(8,829)	(296)	(9,125)	-	(134,847)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(148,305)	(11,399)	(159,704)	(148,442)	(13,519)	(161,961)	(15,193)	(480)	(15,673)	41,885	(295,453)
Adjusted EBITDA	**525,556**	**7,552**	**533,108**	**256,900**	**(14,994)**	**241,906**	**56,056**	**1,869**	**57,925**	**(13,448)**	**819,491**
Depreciation, amortization and impairment of Fixed Assets											(523,733)
Operating income											**295,758**
Earnings from associates and joint ventures											37,019
Financial results from borrowings											578,726
Other financial results, net											52,138
Income before income tax											**963,641**
Income tax expense											(320,657)
Net income											**642,984**
Attributable to:											
Controlling Company											636,682
Non-controlling interest											6,302

Telecom Argentina S.A.

Consolidated Information

First Quarter– Fiscal Year 2026

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

First Quarter– Fiscal Year 2026

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

First Quarter– Fiscal Year 2026

(in millions Argentine Pesos)

* It corresponds to the loss of control over Micro Sistemas.

Telefónica Móviles Argentina S.A.

First Quarter– Fiscal Year 2026

(in millions Argentine Pesos)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 11, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations